February 16, 2006

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA 91436

RE: Deja Foods, Inc.

File No. 333-124016
Registration Statement on Form SB-2
Amendment 2 Filed January 17, 2006

Dear Mr. Fox:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise the Staff of the status of your application to list on the OTCBB.

2. We note the various issuances of debt and equity that have occurred after the filing of Deja Food's Form SB-2 on April 12, 2005. The filing of the company's registration statement on April 12, 2005 constitutes a general solicitation of the common stock. See the Division of

Corporation Finance letter to the Board of Governors of the Federal Reserve System dated March 23, 1984. Section 4(2) does not provide for any form of general solicitation or advertising. Advise us of the legal and factual basis for your claimed exemption for the issuance of these securities and why they should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc. (June 26, 1990). We may have further comment.

Capitalization, page 4

3. Please revise your capitalization table to include the following:
   - your current and long-term debt obligations; and
   - a subtotal entitled Capitalization (i.e. the sum of your debt obligations and your stockholders' equity (deficit).

Selected Financial Data, page 5

4. Please revise your table to include a separate line item for long-term obligations.

Management's Discussion and Analysis of Financial Condition

Overall, page 7

5. We reviewed your response to prior comment 2 of our letter dated August 19, 2005, indicating an expanded discussion quantifying revenue variances between periods. We were unable to find your expanded discussion in your amended filing. Further, you indicated that your records do not differentiate different areas of business (i.e. institutional and retail). Your response does not appear to be consistent with your response to prior comment 9 of our letter dated August 12, 2005, where you provided revenue information separately for both retail and institutional customers. Please revise your filing, including interim periods as applicable, to quantify the increases in revenue between periods. Your revised discussion should include the changes in revenues attributed to both institutional and retail customers as well as changes in profit margins for each.

6. Please revise your discussion here and for the interim period to include where and how much you paid to M&L foods in conjunction with the 2004 Marketing Agreement filed as Exhibit 10.3.

Liquidity and Capital Resources, page 9

7. We reviewed your response to prior comment 7 of our letter dated August 19, 2005. Your revised disclosure did not present any amounts per our comment; therefore, we are reissuing the comment in part. In order to clarify your illustration, revise to present the actual loan balance amount upon which all bank financing amounts are based and the actual gross profit amounts, and adjustments thereto, upon which the Pro Forma Cost of Funds is calculated. Also, revise your illustration to include the latest period for which financial statements are presented.

8. In order to reconcile the net presentation of "Total Return Paid to Fund" on page 10 ($219,848) with the "Actual Cost of Funds" gross presentation on page 11, please revise the table on page 10 to include a gross to net calculation for the Total Return Paid to Fund.

9. We note your revisions include the sentence "Fund members then receive a payment if the amount of interest income they received during the quarter does not equal the amount of interest paid." It is unclear what you are trying to disclose. Please revise to clarify.

10. We reissue comment four from our letter of August 19, 2005, which was a reissue of comment 16 from our letter of May 16, 2005. We note your previous disclosure with respect to the company's attempts to increase revenues and reduce the costs of funds in 2005. Please identify in your registration statement the lenders with whom the company was negotiating, disclose whether such lenders are affiliates of the company or an officer, director or 10% shareholder of the company, and discuss the basis by which the company believed that it would be able to reduce its costs of funds. As noted in our previous letter, it still does not appear that you have included in your registration statement the names of the lenders with which the company was negotiating or the basis by which the company believed that it would be able to reduce its costs of funds.

11. In connection with the preceding comment, we note that your previous disclosure stated that the company aimed to increase its line of credit to $5 million and reduce its cost of funds. It appears from your disclosure that the line of credit established with Celtic Capital Corporation in November 2005 is only $1 million, with a minimum 9.25% interest rate, subject to "oversight and administrative fees" of 2.5%. Please discuss the reasons for your failure to increase your line of credit to $5 million and the negotiation of a line of credit that could actually increase the cost of the company's funds, along with the impact of negotiating such an arrangement on the company and shareholders.

12. We note the statement that Deja Foods has agreed "to pay the Fund the greater of 12% per annum on all funds raised and held by the Fund or 25% of the gross profit we receive annually from the purchase and resale of food products using funds provided by the Fund." Please disclose the basis for your statement that you "do not believe there are any inherent conflicts with this arrangement" as it would appear that the number and percentage that each holder in each of the fund and the company are not parallel, thus favoring holders in the fund over holders in the company and, for those with holdings in each, favoring those with greater holdings in the fund than in the company relative to those whose holdings in the fund are equal or less than their holdings in the company.

Cash Flows – EBITDA, pages 13 and 18

13. We read your response to prior comment 9 of our letter dated August 19, 2005. We note you removed the comparison of percentage of sales so as not to reflect EBITDA as a performance measure; however we note that you continue to reconcile the non-GAAP measure to net income (loss). This reconciliation implies you are using EBITDA as a performance measure, and not as a liquidity measure. Please remove this non-GAAP measure and related disclosures from your registration statement.

Selling, General, and Administrative Expenses, page 14

14. We note the company's disclosure on page 14 that, through September 30, 2005, the company has paid at least $478,000 for "legal and professional fees related to registering our common stock." Please update such amounts to the most recent practicable date in your next amendment and clarify your disclosure to indicate that the Form SB-2 you have filed is not registering your common stock as a class but, rather, registering for resale only those shares specifically listed within the registration statement.

Working Capital, page 17

15. Please remove the annualized references in your presentation of Days Sales in Accounts Receivable and Days Payables Outstanding as these calculations appear to be for the nine months ended September 30, 2004 and not annualized amounts. Please advise or revise.

Business, page 22

16. We note your response to comment 9 from our letter of May 16, 2005. Please include the customer information as disclosure in your next amendment. Additionally, we continue to note the statement that you "also arrange for 'continuity' purchases of food products on a regular and ongoing basis from specific manufacturers" which you sell to your retail and

institutional customers and that "many of [y]our food products… which [you]… obtain regularly from domestic and overseas manufacturers, are manufactured for [you]… under [y]our own "Deja Foods™" label." Please disclose how such manufacture and purchase arrangements may be continuous, regular, and ongoing without any written agreements among the parties involved, especially with respect to products manufactured for you under your own Deja Foods label. We may have further comment.

Deja Foods Financial Statements
Notes to Financial Statements
Note 3 – Investment in Affiliated Company, F-14

17. We reviewed your revised disclosure in response to prior comment 11 of our letter dated August 19, 2005. Please revise to disclose that the Fund is a variable interest entity and provide the disclosures required by paragraph 24(c) of FIN 46(R).

Note 14 – Subsequent Events, F-21

18. We note you issued convertible debt with warrants subsequent to September 30, 2005. Tell us how you plan to account for this transaction. In your response, please discuss the applicability of paragraphs 6 and 11 of SFAS 133, EITF 00-19, and EITF 05-04, with regards to the debt instrument, the embedded conversion feature, and the related warrants. Also, provide us with the assumptions you used to determine the fair value of the warrants (e.g. volatility, term, etc.).

19. In addition to the comment above, expand your disclosure to describe the material terms of the warrants, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), any redemption features, whether the warrants may be exercised or settled in registered or unregistered shares and any registration rights and/or liquidated damages provisions.

20. It is unclear why you included liabilities assumed and direct costs in your calculation of purchase price, please advise. In addition, please revise your disclosure of aggregate purchase price for the M&L acquisition to be consistent with that presented on F-36.

M & L Wholesale Foods Financial Statements
Statements of Cash Flows, F-30

21. We noted that you present the changes to note payable-bank as a net amount in financing activities. Please revise to disaggregate the net amount (i.e. present proceeds and repayments separately), consistent with the guidance of paragraph 13 of SFAS 95.

Notes to Financial Statements
Note 1 – Summary of Significant Accounting Policies, F-31

22. It appears that you are recording revenue on a gross basis for product sales. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net As an Agent. Your analysis should address each of the indicators discussed in the related technical guidance. Please advise and revise your disclosure accordingly.

Other Regulatory Requirements

23. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendment.

Recent Sales of Unregistered Securities, page II-1

24. For securities sold for cash, please provide the total offering price for each transaction. For securities sold for other than cash, describe the transaction and the type and amount of consideration received for each transaction.

Exhibits

25. Please file final and executed copies of all agreements to be attached as exhibits with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Gary A Agron
        Fax: (303) 770-7257